UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Eighth Amendment to Moatfield Drive Purchase Agreement and Zhou Loan Agreement

On May 19, 2021, our indirect wholly owned subsidiary Visionary Education Services & Management Inc. (“VESM”) entered into an agreement to purchase two buildings with a total floor area of 433,000 square feet at 95-105 Moatfield Drive, North York, a Toronto suburb, which had been IBM’s Canada headquarters (the “Moatfield Drive Purchase Agreement”). We intend to convert the buildings into a campus center that we refer to as Visionary University Town. We expect to use the facility to house Max the Mutt College of Animation, Art and Design’s gaming and facility design programs and will have a capacity to provide teaching facilities for 12,000 to 15,000 international students in our educational programs. We may also lease portions of the facility to third party educational organizations with whom we may join in providing educational services.

On July 15, 2022, VESM entered into the eighth amendment to the Moatfield Drive Purchase Agreement (the “Eighth Amendment”), which is appended hereto as Exhibit 10.1. Pursuant to the Eighth Amendment, VESM paid an eighth deposit of approximately $0.8 million (C$1 million) on July 15, 2022 (the “Eighth Deposit”), and VESM postponed the purchase of the two Moatfield Drive buildings to August 18, 2022. If VESM does not close the purchase of the Moatfied Drive buildings, it will be required to forfeit the deposit paid under the Eighth Amendment and its prior deposits.

On July 15, 2022, Ms. Fan Zhou, our majority shareholder and Executive Director, lent us C$1 million (approximately $0.8 million) to pay the Eighth Deposit, in accordance with an agreement dated July 15, 2022, appended hereto as Exhibit 10.2 (the “Zhou Loan Agreement”). The loan has a term of one year, is non-interest bearing, and grants us an option to extend the due date for one year. If VESM fails to close the proposed acquisition of the Moatfield Drive buildings and loses its deposit, Ms. Zhou agreed to forgive such $0.8 million (C$1 million) loan.

Acquisition of Griggs International Academy China Co. Ltd.

On July 14, 2022, VESM entered into a Capital Increase and Share Expansion Agreement (the “Contribution Agreement”) with Griggs International Academy China Co. Ltd. (“Griggs China”), a Hong Kong private consulting and investment holding company offering United States K-12 diploma programs and services of Griggs International Academy USA at four locations in China , and its two current shareholders the (“Griggs Shareholders”). Pursuant to the Contribution Agreement, VESM has agreed to invest $900,000 in Griggs China in exchange for 9,000 newly issued shares of Griggs China, which will equal 90% of issued and outstanding shares of Griggs China. The closing of VESM’s purchase of 9,000 shares from Griggs China, which is scheduled to occur on or before July 31, 2022, is conditioned upon, among other things, completion of due diligence to VESM’s satisfaction.

On July 19, 2022, VESM entered into a Sale and Purchase Agreement (the “Buyout Agreement”) with the Griggs Shareholders. Pursuant to the Buyout Agreement, VESM has agreed to acquire all shares owned by the Griggs Shareholders for $50,000. VESM has agreesd to grant the Griggs Shareholders a residual right to receive an amount equal to 10% the total dividends paid by Griggs China from its operations post-closing, with a minimum total payment of $30,000, through 2032. VESM has agreed to retain Mr. Haochen Li, one of the Griggs Shareholders, as an employee of Griggs China at his current salary for a minimum of ten years after the closing. VESM has also agreed to retain Mr. Stephen Mark Rivers, the other Griggs Shareholder, as Academic Advisor for a minimum of five years at a salary of $10,000 per year. The closing under the Buyout Agreement, which is scheduled to occur on or before August 31, 2022, is subject only to the registration of the transfer of the Griggs China shares in Hong Kong and payment of the purchase price.

The foregoing summaries of the Eighth Amendment, the Zhou Loan Agreement, the Contribution Agreement, and the Buyout Agreement are not complete and are qualified in their entirety by reference to (1) the Eighth Amendment, which is filed as Exhibit 10.1 to this Report on Form 6-K, (2) the Zhou Loan Agreement, which is filed as Exhibit 10.2 to this Report on Form 6-K, (3) the Contribution Agreement , which is filed as Exhibit 10.3 to this Report on Form 6-K, and (4) the Buyout Agreement, which is filed as Exhibit 10.4 to this Report on Form 6-K, each of which is incorporated herein by reference.

Press Release

On July 21, 2022, we published the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K, announcing our acquisition of Griggs International Academy China Co. Ltd.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: July 22, 2022	By:	/s/ Guiping Xu
Guiping Xu
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Eighth Amendment to Purchase Agreement executed as of July 15, 2022, by and between GTA Office DMM Inc. and Visionary Education Services & Management Inc.
10.2	Loan Agreement by and between Fan Zhou and Vision Education Technology Holdings Group Inc. dated July 21, 2022
10.3	Capital Increase and Share Expansion Agreement dated as of July 14, 2022 by and among Visionary Education Services and Management Inc., Griggs International Academy China Co. Ltd., Mr. Haochen Li, and Mr. Stephen Mark Rivers
10.4	Sale and Purchase Agreement dated as of July 19, 2022, by and among Visionary Education Services and Management Inc., Mr. Haochen Li, and Mr. Stephen Mark Rivers
99.1	Press Release, dated July 21, 2022, announcing our acquisition of Griggs International Academy China Co. Ltd.

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